

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2014

Via E-mail
Mr. Robert Hau
Chief Financial Officer
TE Connectivity Ltd.
Rheinstrasse 20
CH-8200
Schaffhausen, Switzerland

> **Re:** **TE Connectivity Ltd.**
> **Form 10-K for the Fiscal Year Ended September 27, 2013**
> **Filed November 15, 2013**
> **Form 8-K dated January 22, 2014**
> **Filed January 22, 2014**
> **File No. 001-33260**

Dear Mr. Hau:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 27, 2013

Note 13. Commitments and Contingencies, page 109

1.   We that in connection with an IRS settlement, you recognized an income tax benefit of $331 million and other expense of $231 million during fiscal 2013 pursuant to the Tax Sharing Agreement with Tyco International and Covidien. Please clarify for us the nature of each of these components. Clarify why these amounts are recorded separately. Discuss how these items relate to your overall tax sharing agreement with Tyco International and Covidien. Cite any accounting literature you have relied upon and how

you applied it to your situation. Refer to the guidance in FASB ASC Topics 450, 460 and 740.

Form 8-K dated January 22, 2014

2.   We note that you present forward-looking non-GAAP financial measures such as Adjusted EPS. Regulation G requires you to provide a reconciliation of the forward looking non-GAAP measure to the appropriate forward-looking GAAP measure. If the forward-looking GAAP measure is not accessible, you are required to disclose that fact and provide reconciling information that is available without an unreasonable effort. Further, you must identify the information that is unavailable and disclose its probable significance. Please revise future filings to provide the information required by Regulation G.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief